UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                           EXTENDED STAY AMERICA, INC.
                  --------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
                      -----------------------------------
                         (Title of Class of Securities)

                                    30224P101
                            ------------------------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                                 399 Park Avenue
                            New York, New York 10022
                                 (212) 872-1000
             -----------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 6, 1997
                       ----------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_].** (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                                 Page 1 of 38 Pages
                             Exhibit Index: Page 15

-----------------

** A filing fee is not being paid with this statement pursuant to SEC Release No. 33-7331 whereby the filing fee has been eliminated for
        Schedule 13D.

                                                              Page 2 of 38 Pages

                                  SCHEDULE 13D

CUSIP No. 30224P101

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               Soros Fund Management LLC

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [x]

3       SEC Use Only

4       Source of Funds*

               AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               Delaware

                      7      Sole Voting Power
 Number of                          4,200,000
   Shares
Beneficially          8       Shared Voting Power
  Owned By                          0
    Each
  Reporting           9       Sole Dispositive Power
   Person                           4,200,000
    With
                      10     Shared Dispositive Power
                                    0

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    4,200,000

12      Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*

                                    [x]

13      Percent of Class Represented By Amount in Row (11)

                                    5.26%

14      Type of Reporting Person*

               OO; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 3 of 38 Pages

                                  SCHEDULE 13D

CUSIP No. 30224P101

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               George Soros (in the capacity described herein)

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [x]

3       SEC Use Only

4       Source of Funds*

               AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               United States

                      7      Sole Voting Power
 Number of                         0
   Shares
Beneficially          8      Shared Voting Power
  Owned By                         4,200,000
    Each
  Reporting           9      Sole Dispositive Power
   Person                          0
    With
                      10     Shared Dispositive Power
                                   4,200,000

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    4,200,000

12      Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*

                                    [x]

13      Percent of Class Represented By Amount in Row (11)

                                    5.26%

14      Type of Reporting Person*

               IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 4 of 38 Pages

                                  SCHEDULE 13D

CUSIP No. 30224P101

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               Stanley F. Druckenmiller (in the capacity described herein)

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [x]

3       SEC Use Only

4       Source of Funds*

               AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               United States

                      7      Sole Voting Power
 Number of                         100,000
   Shares
Beneficially          8      Shared Voting Power
  Owned By                         4,200,000
    Each
  Reporting           9       Sole Dispositive Power
   Person                          100,000
    With
                      10     Shared Dispositive Power
                                   4,200,000

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    4,300,000

12      Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*

                                    [_]


13      Percent of Class Represented By Amount in Row (11)

                             5.39%

14      Type of Reporting Person*

               IA
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 5 of 38 Pages

                                  SCHEDULE 13D

CUSIP No. 30224P101

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               Duquesne Capital Management, L.L.C.

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [x]

3       SEC Use Only

4       Source of Funds*

               Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               Pennsylvania

                      7      Sole Voting Power
 Number of                        100,000
   Shares
Beneficially          8      Shared Voting Power
  Owned By                        0
    Each
  Reporting           9      Sole Dispositive Power
   Person                         100,000
    With
                      10     Shared Dispositive Power
                                  0

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    100,000

12      Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*

                                    [x]

13      Percent of Class Represented By Amount in Row (11)

                                    0.13%

14      Type of Reporting Person*

               OO; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 6 of 38 Pages


               This Statement on Schedule 13D relates to shares of Common Stock, $.01 par value per share (the "Shares"), of Extended Stay America, Inc. (the "Issuer"). This Statement is being filed by the Reporting Persons (as defined herein) to report recent acquisitions of Shares of the Issuer as a result of which certain of the Reporting Persons may be deemed to be the beneficial owners of more than 5% of the outstanding Shares.

Item 1.        Security and Issuer.

               This Statement relates to the Shares. The address of the principal executive offices of the Issuer is 450 E. Las Olas Boulevard, Ft. Lauderdale, Florida 33301.

Item 2.        Identity and Background.

               This statement is being filed by Soros Fund Management LLC, a Delaware limited liability Company ("SFM LLC"), Mr. George Soros ("Mr. Soros"), Mr. Stanley F. Druckenmiller ("Mr. Druckenmiller") and Duquesne Capital Management, L.L.C., a Pennsylvania limited liability company ("Duquesne LLC," and together with SFM LLC, Mr. Soros and Mr. Druckenmiller, the "Reporting Persons"). This statement relates to Shares held for the accounts of Quantum Partners (as defined herein) and the Duquesne LLC Clients (as defined herein).

               The business of SFM LLC is managed through a Management Committee (the "Management Committee") comprised of Mr. Soros, Mr. Druckenmiller and Mr. Gary Gladstein. SFM LLC, a Delaware limited liability company, has its principal office at 888 Seventh Avenue, 33rd Floor, New York, New York 10106. Its principal business is to serve, pursuant to contract, as the principal investment manager to several foreign investment companies, including Quantum Partners (the "SFM Clients"). SFM LLC has been granted investment discretion over portfolio investments, including the Shares, held for the account of Quantum Partners LDC, a Cayman Islands exempted limited duration company
("Quantum Partners") and Quantum Fund N.V., a Netherlands Antilles company ("Quantum Fund"). Quantum Partners is the principal operating subsidiary of Quantum Fund. Each of Quantum Fund and Quantum Partners has its principal office at Kaya Flamboyan 9, Willemstad, Curacao, Netherlands Antilles. SFM LLC's contracts with SFM Clients generally provide that SFM LLC is responsible for designing and implementing the SFM Clients' overall investment strategies; for conducting direct portfolio management strategies to the extent that SFM LLC determines that it is appropriate to utilize its own portfolio management capabilities; for selecting, evaluating and monitoring other investment advisors who manage separate portfolios on behalf of SFM Clients; and for allocating and reallocating the SFM Clients' assets among the outside managers and itself.

               Mr. Soros, as Chairman of SFM LLC, has the ability to direct the investment decisions of SFM LLC and as such may be deemed to have investment discretion over the Shares held for the account of Quantum Partners. Mr. Druckenmiller, as Lead Portfolio Manager of SFM LLC, has the ability to direct the investment decisions of SFM LLC and as such may be deemed to have investment discretion over the Shares held for the account of Quantum Partners. Set forth in Annex A hereto and incorporated by reference in response to this Item 2 and elsewhere in this Schedule 13D as applicable is a list of the Managing Directors of SFM LLC (the executive officers of SFM LLC).

               The principal occupation of Mr. Soros, a United States citizen, is his direction of the activities of SFM LLC, which is carried out in his capacity as Chairman of SFM LLC at SFM LLC's principal office.

                                                              Page 7 of 38 Pages

               The principal occupation of Mr. Druckenmiller, a United States citizen, is his position as Lead Portfolio Manager and a Member of the Management Committee of SFM LLC, which is carried out at SFM LLC's principal office. Mr. Druckenmiller also owns a 75% interest in, and is the sole managing member of, Duquesne LLC, an investment advisory firm. Duquesne LLC, a
Pennsylvania limited liability company, has its principal offices at 2579 Washington Road, Suite 322, Pittsburgh, Pennsylvania 15241-2591. Its principal business is to serve, pursuant to contract, as a discretionary investment advisor to a limited number of institutional clients (the "Duquesne LLC Clients"). Set forth in Annex B hereto and incorporated by reference in response to this Item 2 and elsewhere in this Schedule 13D as applicable is a list of the executive officers of Duquesne LLC.

               Pursuant to regulations promulgated under Section 13(d) of the Act, SFM LLC, Mr. Soros, in his capacity as Chairman of SFM LLC, and Mr. Druckenmiller, in his capacity as Lead Portfolio Manager of SFM LLC, each may be deemed a beneficial owner of the Shares held for the account of Quantum Partners as a result of the contractual authority of SFM LLC to exercise voting and dispositive power with respect to such Shares.

               Pursuant to regulations promulgated under Section 13(d) of the Act, each of Duquesne LLC and Mr. Druckenmiller, by virtue of his interest in, and position as sole managing member of, Duquesne LLC, may be deemed a beneficial owner of the Shares held for the accounts of the Duquesne LLC Clients as a result of the contractual authority of Duquesne LLC to exercise voting and dispositive power with respect to such Shares.

               During the past five years, none of the Reporting Persons, Quantum Partners and, to the best of the Reporting Persons' knowledge, any other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding, or (b) a party to any civil proceeding as a result of which it or he has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.        Source and Amount of Funds or Other Consideration

               Quantum  Partners  expended  approximately   $62,011,303  of  its
working capital to purchase the Shares reported herein as being acquired in the last 60 days.

               On February 5, 1997 Quantum Partners entered into a Subscription Agreement (the "Subscription Agreement") with the Issuer, a form of which is attached hereto as Exhibit D and incorporated herein by reference in response to this Item 3, pursuant to which Quantum Partners expended approximately $52,875,000 of its working capital to purchase 3,000,000 Shares. An additional $9,136,303 was subsequently expended to purchase Shares in the over-the-counter market.

               The Shares held for the accounts of Quantum Partners, other SFM Clients and/or the Duquesne LLC Clients may be held through margin accounts maintained with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms' credit policies. The Shares which may be held in the margin accounts are pledged as collateral security for the repayment of debit balances in the respective accounts.

                                                              Page 8 of 38 Pages

Item 4.        Purpose of Transaction.

               All of the Shares reported herein as having been acquired for or disposed of from the accounts of Quantum Partners and/or the Duquesne LLC Clients were acquired or disposed of for investment purposes. Neither Quantum Partners, the Reporting Persons nor, to the best of their knowledge, any of the other individuals identified in response to Item 2, has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

               Mr. Soros, Mr. Druckenmiller and SFM LLC reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the SFM Clients, market conditions or other factors.

               Mr. Druckenmiller and Duquesne LLC reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Duquesne LLC Clients, market conditions or other factors.

Item 5.        Interest in Securities of the Issuer.

               (a) (i) Each of SFM LLC and Mr. Soros may be deemed the beneficial owner of the 4,200,000 Shares held for the account of Quantum Partners (approximately 5.26% of the total number of Shares outstanding).

                    (ii) Mr. Druckenmiller may be deemed the beneficial owner of 4,300,000 Shares (approximately 5.39% of the total number of Shares outstanding). This number consists of (A) 4,200,000 Shares held for the account of Quantum Partners and (B) 100,000 Shares held for the accounts of the Duquesne LLC Clients.

                    (iii) Duquesne LLC may be deemed the beneficial owner of the 100,000 Shares held for the accounts of the Duquesne LLC Clients (approximately 0.13% of the total number of Shares outstanding).

               (b) (i) Pursuant to the terms of the contract between Quantum Fund and SFM LLC, SFM LLC may be deemed to have sole power to direct the voting and disposition of the 4,200,000 Shares held for the account of Quantum Partners.

                    (ii) Pursuant to the terms of the contract between Quantum Fund and SFM LLC and as a result of the positions held by Mr. Soros and Mr. Druckenmiller with SFM LLC, each of Mr. Soros and Mr. Druckenmiller may be deemed to have shared power to direct the voting and disposition of the 4,200,000 Shares held for the account of Quantum Partners.

                    (iii) Pursuant to contracts with the Duquesne LLC Clients, and as a result of the position held by Mr. Druckenmiller with Duquesne LLC, each of Duquesne LLC and Mr. Druckenmiller may be deemed to have the sole power to direct the voting and disposition of the 100,000 Shares held for the accounts of the Duquesne LLC Clients.

                                                              Page 9 of 38 Pages


               (c) Except for the transactions described in Item 3 and Item 6 and those disclosed on Annex C hereto, there have been no transactions with respect to the Shares since December 14, 1996 (60 days prior to the date hereof) by any of the Reporting Persons, Quantum Partners or the Duquesne LLC Clients.

               (d) (i) The shareholders of Quantum Partners, including Quantum Fund, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of Quantum Partners in accordance with their ownership interests in Quantum Partners.

                    (ii) The Duquesne LLC Clients have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for their accounts.

               (e) Not applicable.

               SFM LLC and Mr. Soros expressly disclaim beneficial ownership of any Shares not held for the accounts of the SFM Clients. Duquesne LLC expressly disclaims beneficial ownership of any Shares not held for the accounts of the Duquesne LLC Clients.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

               In connection with its acquisition of securities reported herein, Quantum Partners entered into the Subscription Agreement which is incorporated herein by reference. The description of the terms of the Subscription Agreement below is qualified in its entirety by reference to the specific provisions of such agreement, which provisions are incorporated herein by reference.

               Pursuant to the terms of the Subscription Agreement, Quantum Partners agreed not to sell or otherwise dispose of any of the Shares purchased under the Subscription Agreement unless such sale or disposition is registered under the Securities Act of 1933, as amended (the "Act"), or, in the opinion of counsel of the Issuer, is exempt from registration under the Act and has been registered or qualified or, in the opinion of such counsel, is exempt from registration or qualification under applicable state securities laws.

               Section 6.2 of the Subscription Agreement provides that the Issuer shall register all of the Shares purchased pursuant to the Subscription Agreement in a registration statement on Form S-3, as promptly as possible after the Closing (as defined in the Subscription Agreement). Provisions regarding the Issuer's obligations to maintain the effectiveness of the such registration statement are also described in such Section 6.2. The holder of Shares purchased pursuant to the Subscription Agreement may assign the registration rights with respect to such Shares to any party or parties to which it may from time to time transfer such Shares provided that the transferee agrees in writing with Issuer to be bound by the applicable provisions of the Subscription Agreement regarding such registration rights and indemnification relating thereto.

               From time to time each of the Reporting Persons, Quantum Partners, other SFM Clients and/or Duquesne LLC Clients may lend portfolio securities to brokers, banks or other financial institutions. These loans typically obligate the borrower to return the securities, or an equal amount of securities of the same class, to the lender and typically provide that the borrower is entitled to exercise voting rights and to retain dividends during the term of the loan. From time to time to the extent permitted by applicable

                                                            Page 10 of 38 Pages


law, each of such persons or entities may borrow securities, including the Shares, for the purpose of effecting, and may effect, short sale transactions, and may purchase securities for the purpose of closing out short positions in such securities.

               Except as set forth herein, the Reporting Persons, Quantum Partners and/or the other SFM Clients do not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

Item 7.        Material to be Filed as Exhibits.

          A. Power of Attorney dated as of January 1, 1997 granted by Mr. Soros in favor of Mr. Sean C. Warren and Mr. Michael C. Neus.

          B. Power of Attorney dated as of January 1, 1997 granted by Mr. Druckenmiller in favor of Mr. Sean C. Warren and Mr. Michael C. Neus.

          C. Joint Filing Agreement dated February 12, 1997 by and among SFM LLC, Mr. Soros, Mr. Druckenmiller and Duquesne LLC.

          D. Form of Subscription Agreement entered into between the Issuer and Quantum Partners.

                                                             Page 11 of 38 Pages

                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  February 12, 1997


                                   SOROS FUND MANAGEMENT LLC


                                   By:  /S/ MICHAEL C. NEUS
                                        ---------------------------------------
                                        Michael C. Neus
                                        Assistant General Counsel


                                   GEORGE SOROS


                                   By:  /S/ MICHAEL C. NEUS
                                        ---------------------------------------
                                        Michael C. Neus
                                        Attorney-in-Fact


                                   STANLEY F. DRUCKENMILLER


                                   By:  /S/ MICHAEL C. NEUS
                                        ---------------------------------------
                                        Michael C. Neus
                                        Attorney-in-Fact


                                   DUQUESNE CAPITAL MANAGEMENT, L.L.C.


                                   By:  /S/ GERALD KERNER
                                        ---------------------------------------
                                        Gerald Kerner
                                        Managing Director

                                                             Page 12 of 38 Pages

                                     ANNEX A


          The following is a list of all of the persons (other than Stanley Druckenmiller) who serve as Managing Directors of SFM LLC:


                              Scott K. H. Bessent
                              Walter Burlock
                              Brian J. Corvese
                              Jeffrey L. Feinberg
                              Arminio Fraga
                              Gary Gladstein
                              Robert K. Jermain
                              David N. Kowitz
                              Alexander C. McAree
                              Paul McNulty
                              Gabriel S. Nechamkin
                              Steven Okin
                              Dale Precoda
                              Lief D. Rosenblatt
                              Mark D. Sonnino
                              Filiberto H. Verticelli
                              Sean C. Warren


Each of the above-listed persons is a United States citizen whose principal occupation is serving as Managing Director of SFM LLC, and each has a business address c/o Soros Fund Management LLC, 888 Seventh Avenue, 33rd Floor, New York, New York 10106.

To the best of the Reporting Persons' knowledge:

          (a) None of the above persons hold any Shares.

          (b) None of the above persons has any contracts, arrangements, understandings or relationships with respect to the Shares.

                                                             Page 13 of 38 Pages

                                     ANNEX B


          The following is a list of all of the persons who serve as executive officers of Duquesne LLC (other than Stanley F. Druckenmiller):


                          Michael A. Shay ("Mr. Shay")

                          Gerald Kerner ("Mr. Kerner")


          Mr. Shay is a United States citizen whose principal occupation is serving as a Managing Director of Duquesne LLC. Mr. Shay's business address is Duquesne Capital Management, L.L.C., 2579 Washington Road, Suite 322, Pittsburgh, Pennsylvania 15241.

          Mr. Kerner is a United States citizen whose principal occupation is serving as a Managing Director of Duquesne LLC. Mr. Kerner's business address is Duquesne Capital Management, L.L.C., 888 Seventh Avenue, 32nd Floor, New York, New York 10106.

          To the best of the Reporting Persons' knowledge:

               (a) None of the above persons hold any Shares.

               (b) None of the above  persons has any  contracts,  arrangements, understandings or relationships with respect to the Shares.

                                                             Page 14 of 38 Pages

                                               ANNEX C


                              RECENT TRANSACTION IN THE COMMON STOCK OF
                                     EXTENDED STAY AMERICA, INC.


                             Date of Nature of     Number                 Price
For the Account of           Transaction           Transaction          of Shares      Per Share
------------------           -----------           -----------          ---------      ---------
Quantum Partners /1/            2/05/97                Buy              3,000,000       17.625 /2/
                                2/06/97                Buy                150,000       18.125 /3/
                                2/06/97                Buy                185,000       18.023 /3/
                                2/07/97                Buy                 47,700       18.280 /3/
                                2/07/97                Buy                 50,000       18.312 /3/
                                2/10/97                Buy                 34,500       18.500 /3/
                                2/11/97                Buy                 34,000       19.338 /3/





/1/       All of the transactions reported herein effected at the direction of SFM LLC.

/2/       These Shares were acquired pursuant to the Subscription Agreement.

/3/       These  Shares  were  acquired  in  the   over-the-counter   market  in  routine  brokerage
          transactions.


                                                             Page 15 of 38 Pages

                                  EXHIBIT INDEX

                                                                        Page No.
                                                                       ---------

A.   Power of Attorney  dated as of January 1, 1997  granted
     by Mr.  George Soros in favor of Mr. Sean C. Warren and
     Mr. Michael C. Neus..................................................16

B.   Power of Attorney  dated as of January 1, 1997  granted
     by Mr. Stanley F. Druckenmiller in favor of Mr. Sean C.
     Warren and Mr. Michael C. Neus.......................................17

C.   Joint Filing  Agreement  dated February 12, 1997 by and
     among Soros Fund Management LLC, Mr. George Soros,  Mr.
     Stanley   F.   Druckenmiller   and   Duquesne   Capital
     Management, L.L.C....................................................18

D.   Form of Subscription Agreement entered into between the
     Issuer and Quantum Partners LDC......................................19